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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                              ---------------------------------
                                                     SEC FILE NUMBER
                                                         001-13095
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                                              ---------------------------------
                                                       CUSIP NUMBER
                                                       345 206 10 6
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                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


(Check One):  [X]Form 10-K   [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q
              [ ]Form N-SAR
              For Period Ended: December 31, 1998
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:__________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I CREGISTRANT INFORMATION

FORCENERGY INC
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Full Name of Registrant

N/A
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Former Name if Applicable

2730 S.W. 3rd Avenue, Suite 800
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Address of Principal Executive Office (Street and Number)

Miami, Florida 33129-2356
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City, State and Zip Code

PART II C RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in  reasonable detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III C NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 21, 1999, Forcenergy Inc and its subsidiary Forcenergy Resources, Inc. filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Eastern District of Louisiana in New Orleans. These petitions were styled as In re Forcenergy Inc. and In re Forcenergy Resources, Inc., respectively. Forcenergy and Forcenergy Resources will be operated as debtors-in-possession under the Bankruptcy Code.

At last trade on March 19, 1999, the price of Forcenergy's stock was $2 1/8 per share. On March 23, 1999, the New York Stock Exchange announced that it would suspend trading in Forcenergy's stock immediately and move forward to delist Forcenergy from the exchange. The company also has outstanding $200,000,000
8 1/2% Senior Subordinated Notes due 2007 and $175,000,000 9 1/2% Senior Subordinated Notes due 2006 that were issued pursuant to registered offerings. These notes are not listed for trading on any exchange.

For the following reasons, Forcenergy=s management believes that requiring the company to file periodic reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during its Chapter 11 reorganization would present an undue hardship and is not necessary for the protection of investors. First, in the context of a Chapter 11 reorganization, it would be difficult for Forcenergy to obtain accurate information necessary to adequately complete Form 10-K and Form 10-Q filings. Second, Forcenergy would have difficulty absorbing the costs associated with making Form 10-K and Form 10-Q filings in its weakened financial state, including the cost of preparing audited and unaudited financial statements. Third, filing Forcenergy=s reports to the Bankruptcy Court on Form 8-K in lieu of filing Form 10-K and Form 10-Q reports will adequately inform investors and the general public of Forcenergy=s financial conditions and activities. Fourth, trading in Forcenergy=s equity securities is expected to be limited, and holders of Forcenergy=s debt securities have standing with the Bankruptcy Court, making Form 10-K and Form 10-Q filings unnecessary.

As of the date of this filing, Forcenergy=s counsel has transmitted a letter to the staff of the Securities and Exchange Commission=s Division of Corporation Finance (the "Staff") requesting confirmation of its position that a company in Chapter 11 bankruptcy may file its monthly reports to the Bankruptcy Court with the Securities and Exchange Commission on Form 8-K within 15 calender days of their submission to the court in lieu of filing Form 10-K and Form 10-Q reports. This position was first advanced in Staff Legal Bulletin No. 2 (April 15, 1997). Should this position be confirmed with respect to Forcenergy, Forcenergy does not intend to file periodic reports until a plan of reorganization is approved or until the company emerges from bankruptcy, whichever comes first.

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PART IV C OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

E. Joseph Grady, Vice President, Treasurer         305           856-8500
and Chief Financial Officer
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                   (Name)                       (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
    If answer is no, identify report(s).   [X] Yes    [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?        [X] Yes   [ ]No
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    If so, attach an explanation of the anticipated change,
    both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 FORCENERGY INC
                                 --------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  3/30/99                     By: /s/ E. Joseph Grady
     ------------                     -----------------------
                                      E. Joseph Grady, Vice President,
                                      Treasurer and Chief Financial Officer





INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative=s authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (' 232.201 or ' 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (' 232.13(b) of this chapter).